Exhibit 99.1

Trina Solar Announces Updates to Third Quarter 2012 Guidance

CHANGZHOU, China, Nov. 12, 2012 /PRNewswire/ — Trina Solar Limited (NYSE:  TSL) (“Trina Solar” or the “Company”), a leading integrated manufacturer of solar photovoltaic products, announced today the following updates to its previous guidance for the quarter ended September 30, 2012.

The Company estimates its solar module shipments in the third quarter of 2012 to be between 375 MW and 385 MW, compared to the Company’s previous guidance of between 450 MW and 480 MW. Additionally, for the third quarter of 2012, the Company estimates that overall gross margin, including the impact of a provision for a non-cash inventory write-down and a reversal of prior provisions for anti-dumping and countervailing duties (ADCVD) in the United States, to be between 0% and 1.5%, compared to the Company’s previous guidance of middle-single digits in percentage terms.

The Company will confirm or revise its previous shipment guidance of between 1.75 to 1.8 GW for the full year 2012 during its third quarter 2012 earnings conference call.

As these selected estimated results are subject to the finalization of the Company’s financial closing procedures, the Company’s actual results may differ from its current estimates.

“Our third quarter sales were adversely impacted by a continued supply-demand imbalance in the global PV industry, high inventory levels and irrational pricing practices by some competitors in the market,” said Mr. Jifan Gao, Chairman and CEO of Trina Solar.

“As recently announced, we have successfully completed two major initiatives, which include the restructuring of our global business into distinct modules and systems business units, and a top-down review of our operations to reallocate and reduce our headcount and other operating expenses. Such initiatives address current industry conditions as well as the shift in regional demand and changes to our customers’ business models as a result of the increasingly attractive economics of solar energy for utility scale applications.”

The Company plans to announce its third quarter 2012 results via a conference call at 6:30 a.m. ET on November 20, 2012. Conference call details may be found via the separate announcement available at the Investors Center of the Company’s website at www.trinasolar.com.

About Trina Solar Limited

Trina Solar Limited (NYSE:  TSL) is a leading manufacturer of high quality modules and has a long history as a solar PV pioneer since it was founded in 1997 as a system installation company. Trina Solar is one of the few PV manufacturers to have developed a vertically integrated business model, from the production of monocrystalline and multicrystalline silicon ingots, wafers and cells to the assembly of high quality modules. Trina Solar’s products provide reliable and environmentally-friendly electric power for a growing variety of end-user applications worldwide. For further information, please visit Trina Solar’s website at www.trinasolar.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the Company’s ability to raise additional capital to finance the Company’s activities; the effectiveness, profitability and marketability of its products; the future trading of the securities of the Company; the Company’s ability to operate as a public company; the period of time for which the Company’s current liquidity will enable the Company to fund its operations; general economic and business conditions; demand in various markets for solar products; the volatility of the Company’s operating results and financial condition; the Company’s ability to attract or retain qualified senior management personnel and research and development staff; and other risks detailed in the Company’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For further information, please contact:

Trina Solar Limited	Brunswick Group
Terry Wang, CFO	Michael Fuchs
Phone: + (86) 519-8548-2009 (Changzhou)	Phone: + (86) 10-6566-2256
Thomas Young, Vice President, Investor Relations	Email: trina@brunswickgroup.com
Phone: + (86) 138-6118-3779 (Changzhou)
Email: ir@trinasolar.com